Exhibit 99.1

FOR IMMEDIATE RELEASE

MELINTA AND CEMPRA ANNOUNCE ACCOMPLISHED EXECUTIVE LEADERSHIP TEAM FOR COMBINED ORGANIZATION

NEW HAVEN, Conn. and CHAPEL HILL, N.C., November 1, 2017 – Melinta Therapeutics, Inc., a privately held company developing and commercializing novel antibiotics to treat serious bacterial infections, and Cempra, Inc. (Nasdaq: CEMP) today announced the executive leadership team for the combined Melinta and Cempra business, which will keep the name Melinta Therapeutics upon the closing of the merger.

As previously announced, Dan Wechsler will lead the senior management team of the combined company as president and chief executive officer (CEO). He will be joined by an executive management team with a proven track record of successful execution, including:

Executive Officers

•	Sue Cammarata, MD, Chief Medical Officer

Dr. Cammarata, current chief medical officer of Melinta, has more than 20 years of clinical experience in the development, approval and launch of pharmaceuticals, including several anti-infective brands such as Cubicin (daptomycin) in the EU, and Zyvox (linezolid) globally. Since joining Melinta in 2014, she has led the successful Phase 3 clinical development of Baxdela, which was approved by FDA in June, and is also responsible for medical affairs. Prior to joining Melinta, Dr. Cammarata served as vice president of clinical research at Shire HGT, where she was responsible for clinical development and post approval commitments for novel therapies in rare and orphan diseases. Earlier, she held several senior positions at Novartis, most recently as vice president and global program head for the company’s immunology and infectious disease franchises. In this role, she managed the integration of Chiron’s infectious disease portfolio after its acquisition by Novartis in 2006. In addition, she managed the EU approval process for Cubicin’s endocarditis and bacteremia indications. Before joining Novartis, Dr. Cammarata held several positions at Pharmacia Upjohn (later Pfizer) where she was an integral member of the team that led the Phase 3 and subsequent global regulatory programs for Zyvox, a first-in-class antibiotic for gram-positive infections, including those resistant to vancomycin. Dr. Cammarata received her M.D. from Michigan State University, completed her residency in internal medicine and her fellowship in pulmonary and critical care medicine at Henry Ford Health Systems and was a pulmonary and critical care medicine specialist for several years in private practice before entering the pharmaceutical industry. Dr. Cammarata earned her B.S. in pharmacy from Purdue University.

•	Erin Duffy, PhD, Chief Scientific Officer

Dr. Duffy, current chief scientific officer of Melinta, has more than 21 years of pharmaceutical research experience and has been responsible for translating Melinta’s Nobel Prize-winning ribosome technology platform into the discovery and early-stage development of novel antibiotic candidates. She joined the company in 2002 and has become one of the world’s leading experts on the structure and function of the bacterial ribosome and the interaction of antibiotics with their ribosomal targets. Dr. Duffy has led Melinta’s ESKAPE Pathogen Program from its infancy and has been instrumental in advancing the platform while also contributing to the development programs for other drug candidates. The ESKAPE Pathogen Program is Melinta’s most advanced preclinical initiative, focused on using a discrete, novel binding site within the bacterial ribosome to design and develop completely new classes of antibiotics to treat some of the deadliest multi-drug resistant gram-positive and gram-negative infections. Prior to joining Melinta, Dr. Duffy served as associate director of innovative discovery technologies at Achillion Pharmaceuticals, Inc. Dr. Duffy began her scientific career as a computational chemist with Pfizer Global Research and Development in Groton, Connecticut. Dr. Duffy trained at Yale University, where she received her Ph.D. in physical-organic chemistry and was a Howard Hughes postdoctoral fellow. She holds a B.S. in chemistry from Wheeling Jesuit University.

•	Paul Estrem, Chief Financial Officer

Paul Estrem, current chief financial officer (CFO) of Melinta, has more than 27 years of financial leadership experience in the pharmaceutical industry. Prior to joining Melinta, Mr. Estrem held several senior positions at Baxter International, most recently vice president of integration for Baxter’s Medical Products, where he held a lead role in the $4 billion acquisition of Gambro and oversaw the integration of their products, facilities and 8,000 employees. Earlier in his tenure, Mr. Estrem served as CFO of Baxter Medical Products; CFO and vice president of strategy in Baxter Medication Delivery, a division that later became Baxter Medical Products; CFO of Baxter Bioscience, a specialty therapeutics division; and CFO of Baxter Ltd, a subsidiary based in Tokyo, Japan. Mr. Estrem is a member of the American Institute of Certified Public Accountants and the Institute of Internal Auditors. He received an MBA from Northwestern University’s Kellogg School of Management and a B.S. in accounting from Illinois State University.

•	John Temperato, Chief Commercial Officer

John Temperato, current president and chief operating officer of Melinta, has more than 24 years of successful commercial expertise in pharmaceutical, biotech, and drug delivery/device products and is leading the team preparing to launch Baxdela in the first quarter of 2018. Prior to joining Melinta, Mr. Temperato held multiple leadership positions in sales and managed markets during his 11-year tenure at Salix Pharmaceuticals, where he most recently served as the senior vice president of sales and managed markets. In this role, reporting directly to the CEO and board of directors. Mr. Temperato played a critical role in the acquisition and in-licensing of multiple portfolio-expanding products. He led the successful commercialization and growth of

Xifaxan (a non-systemic antibiotic) for hepatic encephalopathy and irritable bowel syndrome (IBS-D) and played a principal role in building, developing, and managing seven specialized sales teams across multiple channels. Prior to Salix Pharmaceuticals, Mr. Temperato was a business unit head at Celltech Pharmaceuticals, where he was responsible for the strategic development and execution of integrated payer and distribution marketing, which included contracting and reimbursement. Mr. Temperato earned his Bachelor of Science degree in Marketing from the University of Bridgeport in Connecticut, and is a member of several distinguished healthcare organizations, including the Academy of Managed Care Pharmacy.

Executive Management

•	Lyn Baranowski, Senior Vice President, Corporate Development and Strategy

Lyn Baranowski, currently senior vice president of corporate development and strategy at Melinta, brings to the company her deep life sciences industry experience spanning biotech, pharmaceuticals and venture capital. Prior to joining Melinta, Ms. Baranowski was vice president of commercial development at Pearl Therapeutics and was instrumental in driving the company’s corporate development activities including its recent sale to AstraZeneca. Before her role at Pearl Therapeutics, Ms. Baranowski served as vice president of Vatera Healthcare Partners, a healthcare-focused venture capital firm based in New York, where she was responsible for lead identification, evaluation, and negotiation as well as working with management teams of portfolio companies to develop and implement business plans. Ms. Baranowski previously held public affairs, business development and commercial executive roles at Novartis, including leading the launch of the osteoporosis drug Reclast. Ms. Baranowski holds an MBA from Harvard Business School and a B.A. from American University.

•	John Bluth, Executive Vice President, Investor Relations and Corporate Communications

John Bluth, currently executive vice president of investor relations and corporate communications at Cempra, previously headed investor relations and corporate communications for two of Silicon Valley’s leading biotechnology companies, CV Therapeutics, which was acquired in 2009, and Aviron, which was acquired in 2002. Before joining Aviron, Mr. Bluth led the west coast healthcare practice for Fleishman-Hillard, an international public relations firm. From 2009-2012, he was senior vice president of investor relations and group communications at German-based Elster Group, one of the world’s largest electricity, gas and water measurement and control providers. Mr. Bluth served as a member of Elster’s group executive board and built the investor relations and corporate communications functions for the company through its initial public offering in 2009. Elster was acquired in 2012. From 2012 through mid-2016, Mr. Bluth was senior vice president of investor relations and corporate communications and served on the executive committee at PowerSecure International, Inc., a leading provider of energy technologies and services to electric utilities and their large industrial, commercial, institutional and municipal customers. PowerSecure was acquired in May 2016. Mr. Bluth holds a Bachelor’s degree in physiology from Cornell University.

•	Kevin Conway, Vice President, Program Management and Technical Operations

Kevin Conway, current vice president of program management and technical operations at Melinta, has more than 30 years of project and operations management experience in the healthcare industry. Prior to joining Melinta, he served as vice president program management at SagePath Medical. Earlier, he led the corporate program management office for both Takeda Pharmaceuticals North America and, prior to its merger with Takeda, TAP Pharmaceuticals. In this role, Mr. Conway led many of the company’s critical corporate level initiatives. Mr. Conway began his career at Abbott Laboratories and held positions in operations management, pharmaceutical manufacturing and packaging. Mr. Conway led cross-functional project teams responsible for the operational aspects of new product launches, such as Norvir, Kaletra, Depakote ER and Humira. Mr. Conway earned a B.E. in mechanical engineering degree from the University of Dayton. He is certified as a project management professional by the Project Management Institute.

•	Peter DiRoma, Senior Vice President, Regulatory Affairs and Quality Assurance

Peter DiRoma, current senior vice president, regulatory affairs and quality assurance at Melinta, brings 19 years of experience in the development, approval and launch of pharmaceuticals, including the global development and new drug application registration of Zyvox (linezolid) for multi-drug resistant pathogens. Prior to joining Melinta, Mr. DiRoma served as vice president of global regulatory affairs at Dendreon Corporation, overseeing the European registration of Provenge (sipuleucel-T), an autologous cellular immunotherapy for the treatment of asymptomatic or minimally symptomatic metastatic castration-resistant prostate cancer. Earlier, Mr. DiRoma held regulatory leadership positions in large pharma including Merck KGaA/EMD Serono, where he was vice president regulatory affairs, providing regulatory guidance for the company’s immunology, oncology, and neurodegenerative disease development portfolio. Before joining Merck KGaA, he held regulatory positions at Pharmacia & Upjohn and Pfizer where he was an integral member of the team that led the Phase 3 and subsequent global regulatory programs for Zyvox. Mr. DiRoma holds a B.S. in chemistry and biology from the University of South Florida. He received undergraduate research grants from the American Cancer Society at the University of South Florida College of Medicine and from the National Science Foundation in cancer immunology at the Florida State University Institute of Molecular Biophysics.

•	Suzie Paulson, Vice President, Human Resources

Suzie Paulson, current head of human resources at Cempra, has more than 13 years of human resources experience within the pharmaceutical industry, has led two companies through multiple mergers and acquisitions and was responsible for large-scale salesforce expansions in preparation for new product launches. Before joining Cempra, Ms. Paulson led human resource and talent management initiatives at Salix Pharmaceuticals for eight years. While in these roles, Ms. Paulson managed all aspects of compensation, workforce planning, talent management and process improvement. Ms. Paulson earned a B.S. in biological and life sciences from North Carolina State University and received her certification as a professional in human resources.

“We are delighted to have the deep experience and expertise that each of these highly qualified individuals will bring to the combined organization. They each have proven track records of success and unwavering commitment to discovering, developing and commercializing novel treatments for the patients we serve,” said Thomas Koestler, PhD, chairman of the board of directors of Melinta.

“These executives bring a breadth of experience across antibiotic commercialization, development and research that will lay the foundation for the combined company’s growth for years to come,” said Garheng Kong, MD, PhD, chairman of the board of directors of Cempra.

“I am excited to work with these outstanding leaders to ensure the success of the combined organization and fulfill our mission of becoming the world’s premier antibiotics company,” said Mr. Wechsler.

Mr. Wechsler’s appointment as president and CEO and the executive management team’s appointments are subject to and effective upon the closing of the merger between Melinta and Cempra. Mr. Wechsler’s appointment as a member of the board of directors of the combined company is subject to the closing of the merger and will be effective ten days following the filing of the supplemental information statement on Schedule 14f-1 relating to Mr. Wechsler. As previously announced, the Cempra shareholder vote on the merger is scheduled for November 3, 2017 and the parties expect to close the merger as promptly as practicable thereafter.

About Melinta Therapeutics, Inc.

Melinta Therapeutics, Inc. is dedicated to saving lives threatened by the global public health crisis of bacterial infections, through the development and commercialization of novel antibiotics that provide new and better therapeutic solutions. Melinta’s lead product is Baxdela, an antibiotic approved for use in the treatment of acute bacterial skin and skin structure infections (ABSSSI). Melinta is also committed to developing, through the application of Nobel Prize-winning science, a new class of antibiotics designed to overcome the multi- and extremely-drug-resistant pathogens for which there are few to no options, known collectively as ESKAPE pathogens (Enterococcus faecium, Staphylococcus aureus, Klebsiella pneumoniae, Acinetobacter baumannii, Pseudomonas aeruginosa, Enterobacter species and Escherichia coli), which cause the majority of life-threatening hospital infections. Melinta Therapeutics is privately held and backed by Vatera Healthcare Partners (www.vaterahealthcare.com) and Malin Corporation plc (www.malinplc.com), among other private investors. In August, Melinta announced its entry into a merger agreement with Cempra, Inc. (Nasdaq:CEMP). The company is headquartered in New Haven, CT with offices in Lincolnshire, IL. Visit www.melinta.com for more information.

About Cempra, Inc.

Cempra, Inc. is a clinical-stage pharmaceutical company focused on developing differentiated anti-infectives for acute care and community settings to meet critical medical needs in the treatment of infectious diseases. Cempra’s two lead product candidates are currently in advanced clinical development. Solithromycin has been evaluated in two Phase 3 clinical trials for community-acquired bacterial pneumonia (CABP). Cempra is currently seeking approval for CABP for both intravenous and oral capsule formulations from the U.S. Food and Drug Administration. Solithromycin is licensed to strategic commercial partner Toyama Chemical Co., Ltd., a subsidiary of FUJIFILM Holdings Corporation, for certain exclusive rights in Japan. Cempra is contracted with BARDA for the development of solithromycin for pediatric use and has commenced enrollment in a global Phase 2/3 trial to evaluate the safety and efficacy of solithromycin versus standard of care antibiotics in children and adolescents from two months to 17 years of age. Solithromycin is also in development for uncomplicated urogenital urethritis caused by Neisseria gonorrhoeae or chlamydia. Fusidic acid is Cempra’s second product candidate, which has completed a Phase 3 trial comparing fusidic acid to linezolid in patients with ABSSSI. Cempra also has an ongoing exploratory study of fusidic acid for chronic oral treatment of refractory infections in bones and joints. Both products seek to address the need for new treatments targeting drug-resistant bacterial infections in the hospital and in the community. Cempra is also studying solithromycin for ophthalmic conditions and has synthesized novel macrolides for non-antibiotic uses such as the treatment of chronic inflammatory diseases, endocrine diseases and gastric motility disorders. Cempra was founded in 2006 and is headquartered in Chapel Hill, N.C. For additional information about Cempra please visit www.cempra.com.

About the Merger

On August 9, 2017, Melinta Therapeutics, Inc. and Cempra, Inc. (Nasdaq:CEMP), a clinical-stage pharmaceutical company focused on developing differentiated anti-infectives for acute care and community settings to meet critical medical needs in the treatment of infectious diseases, announced the companies had entered a definitive agreement under which Melinta will merge with a subsidiary of Cempra. The merger is expected to create a NASDAQ-listed company committed to discovering, developing and commercializing important anti-infective therapies for patients and physicians in areas of significant unmet need. The combined company will have an extensive pipeline, including U.S. Food and Drug Administration (FDA) approved Baxdela, clinical and preclinical anti-infectives programs in development across several indications, and an innovative platform based on Nobel Prize-winning science. The merger is subject to Cempra shareholder approval, with a shareholder vote scheduled for November 3, 2017.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed merger and other contemplated transactions (including statements relating to satisfaction of the conditions to and consummation of the proposed merger) constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act and are usually identified by the use of words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “seeks,” “should,” “will,” and variations of such words or similar expressions. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act and are making this statement for purposes of complying with those safe harbor provisions. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control.

Risks and uncertainties for Cempra and Melinta and of the combined company include, but are not limited to: inability to complete the proposed merger and other contemplated transactions; liquidity and trading market for shares prior to and following the consummation of the proposed merger; costs and potential litigation associated with the proposed merger; failure or delay in obtaining required approvals by the SEC or any other governmental or quasi-governmental entity necessary to consummate the proposed merger, which may also result in unexpected additional transaction expenses and operating cash expenditures on the parties; failure to obtain the necessary stockholder approvals or to satisfy other conditions to the closing of the proposed merger and the other contemplated transactions; a superior proposal being submitted to either party; failure to issue Cempra common stock in the proposed merger and other contemplated transactions exempt from registration or qualification requirements under applicable state securities laws; risks related to the costs, timing and regulatory review of the combined company’s studies and clinical trials, including its ability to address the issues identified by the FDA in the complete response letter relating to Cempra’s new drug applications for solithromycin for community acquired bacterial pneumonia; uncertainties in obtaining successful clinical results for product candidates and unexpected costs that may result therefrom; inability or the delay in obtaining required regulatory approvals for product candidates, which may result in unexpected cost expenditures; failure to realize any value of certain product candidates developed and being developed, in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing products; inability to commercialize and launch any product candidate that receives regulatory approval, including Baxdela; the combined company’s anticipated capital expenditures, its estimates regarding its capital requirements and its need for future capital; uncertainties of cash flows and inability to meet working capital needs; cost reductions that may not result in anticipated level of cost savings or cost reductions prior to or after the consummation of the proposed merger; the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for the combined company’s products may not be as large as expected; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; loss of or diminished demand from one or more key customers or distributors; unexpected cost increases and pricing pressures; the possibility of economic recession and its negative impact on customers, vendors or suppliers; and risks associated with the possible failure to realize certain benefits of the proposed merger, including future financial, tax, accounting treatment, and operating results. Many of these factors that will determine actual results are beyond Cempra’s, Melinta’s, or the combined company’s ability to control or predict.

Other risks and uncertainties are more fully described in Cempra’s Annual Report on Form 10-K for the year ended December 31, 2016, as amended by Form 10-K/A filed with the SEC on April 13, 2017, and in other filings that Cempra makes and will make with the SEC in connection with the proposed transactions, including the proxy statement described below under “Important Information and Where to Find It.” Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The statements made in this press release or presentation speak only as of the date stated herein, and subsequent events and developments may cause our expectations and beliefs to change. While we may elect to update these forward-looking statements publicly at some point in the future, we specifically disclaim any obligation to do so, whether as a result of new information, future events or otherwise, except as required by law. These forward-looking statements should not be relied upon as representing our views as of any date after the date stated herein.

Important Information and Where to Find It

Cempra and Melinta and certain of their directors and executive officers may become participants in solicitation of proxies from Cempra stockholders in connection with the proposed transactions. Additional information regarding persons who may, under the rules of the SEC, be deemed to be participants in the solicitation of Cempra stockholders in connection with the proposed merger, and a description of their direct and indirect interest, whether as security holders, directors or employees of Cempra or Melinta or otherwise, which may be different from those of Cempra stockholders generally, is set forth in the definitive proxy statement filed with the SEC on October 5, 2017 and supplemented as of October 24, 2017 and October 27, 2017 in connection with the proposed merger. You can find information about Cempra’s directors and executive officers in Cempra’s Annual Report on Form 10-K for the year ended December 31, 2016 filed with the SEC on February 28, 2017, as amended by Form 10-K/A filed with the SEC on April 13, 2017, and in the definitive proxy statement filed with the SEC on October 5, 2017 and supplemented as of October 24, 2017 and October 27, 2017 in connection with the proposed merger.

Each of Cempra’s directors, Garheng Kong, David Zaccardelli, Richard Kent, David Gill, Dov A. Goldstein, John H. Johnson, P. Sherrill Neff and Michael Dougherty; Cempra’s executive officers Mark W. Hahn (Executive Vice President and Chief Financial Officer), David Oldach (Chief Medical Officer) and John Bluth (Executive Vice President, Investor Relations and Corporate Communications); Melinta’s directors, Eugene Sun, Thomas Koestler, Erik Akhund, Kevin Ferro, Cecilia Gonzalo, Christopher Kiritsy, Pedro Lichtinger, Sean Murphy and John E. Sununu; and Melinta’s executive officers, John Temperato (President and Chief Operating Officer) and Paul Estrem (Chief Financial Officer); and Cempra’s proxy solicitor, Georgeson LLC; may be deemed “participants” in the solicitation of proxies from the Cempra stockholders in connection with the proposed transactions.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. A definitive proxy statement and a proxy card were filed with the SEC on October 5, 2017 and mailed to Cempra’s stockholders on or about the same date, seeking required stockholder approvals in connection with the proposed transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT CEMPRA HAS FILED OR WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Stockholders may obtain, free of charge, copies of the proxy statement and any other documents filed by Cempra with the SEC in connection with the proposed transactions at the SEC’s website (http://www.sec.gov), at Cempra’s website (http://investor.cempra.com/), or by writing to the Secretary, Cempra, Inc. at 6320 Quadrangle Drive, Suite 360, Chapel Hill, North Carolina 27517.

For More Information:

Lyn Baranowski

Melinta Therapeutics, Inc.

(203) 848-3346

news@melinta.com

John Bluth

Cempra, Inc.

(984) 209-4534

jbluth@cempra.com